Mail Stop 4561

August 27, 2008

P. Howard Edelstein
President, Chief Executive Officer and Director
Nyfix, Inc.
100 Wall Street
New York, New York 10005

      Re: **Nyfix, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed March 17, 2008
                File No. 001-02292

Dear Mr. Edelstein:

      We have reviewed your response letter dated August 15, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 28, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 16. Segment Information, page 91

1.   Please refer to prior comment 1. Clarify for us why you believe that a prospective revision to the segment footnote disclosures is appropriate. In this regard, tell us how you assessed the materiality of the reallocation on the segment disclosures for each of the FIX and Transaction Services Divisions as of December 31, 2007. Please provide your SAB 99 analysis that supports your conclusions.

2.   We note your disclosures on page 93 where you indicate that certain costs are allocated amongst the various segments based on headcount, usage and other

methods, depending on the nature of the costs. Please provide a breakdown of the Company's operating expenses by segment that were used in determining the operating income (loss) for each segment as indicated in Note 16. Also, explain further how your allocation methodologies support the percentages allocated to each segment. For instance, assuming a significant amount of the operating expenses were allocated to the OMS and Corporate and Other Divisions, then please explain such allocations as it appears that the majority of the Company's operations are in the FIX and Transaction Services Division.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief